Consent of Independent Registered Public Accounting Firm

The Board of Directors
Catalyst Paper Corporation

We consent to the use of the following reports in this annual report on Form 40-F (the “Form    40-F”) of Catalyst Paper Corporation (the “Company”):

•
Auditors’ Report to the Shareholders dated February 5, 2008, except as to note 29 which is as of February 11, 2008, on the consolidated balance sheets of the Company as at December 31, 2007 and 2006, and the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007 included in the Annual Report of the Company and incorporated by reference in the Form 40-F;

•
Report of Independent Registered Public Accounting Firm dated February 5, 2008 on the Company’s internal control over financial reporting as of December 31, 2007 included in the Annual Report of the Company and incorporated by reference in the Form 40-F;

•	Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences dated February 5, 2008 included herein; and

(signed) KPMG LLP
Chartered Accountants

Vancouver, Canada
March 28, 2008

Comments by Auditors for US Readers on Canada – US Reporting Differences

The Board of Directors
Catalyst Paper Corporation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2(c) to the consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007. Our report to the shareholders dated February 5, 2008, except as to note 29 which is as of February 11, 2008, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the Company's internal control over financial reporting. Our report to the shareholders dated February 5, 2008, except as to note 29 which is as of February 11, 2008, is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the Company's internal control over financial reporting in the financial statement auditors' report.

(signed) KPMG LLP
Chartered Accountants

Vancouver, Canada
March 28, 2008